Exhibit 99.2

ATM CONSENT, NOTE REPAYMENT AND WARRANT EXCHANGE AGREEMENT

This ATM Consent, Note Repayment and Warrant Exchange Agreement (this “Agreement”) is entered into as of September 25, 2026 (the “Effective Date”), by and among Nexus Advanced Technologies Inc., formerly known as K Wave Media Ltd., a Cayman Islands exempted company (the “Company”), Anson Investments Master Fund L.P., a Cayman Islands exempted limited partnership (“AIMF”), and Anson East Master Fund L.P., a Cayman Islands exempted limited partnership (“AEMF” and, together with AIMF, each a “Holder Fund” and, collectively, the “Holder”). Each Holder Fund is a party to this Agreement solely with respect to the securities of the Company held by it, and the obligations of the Holder Funds are several and not joint. AIMF also executes this Agreement in its capacity as collateral agent under the SPA (as defined below) (the “Agent”), solely for purposes of Section 5.

The Holder holds (a) the convertible note(s) issued by the Company pursuant to the Securities Purchase Agreement dated as of July 3, 2025, among the Company, the Holder Funds and the Agent, as amended by the Amendment to Securities Purchase Agreement and Waiver dated as of April 29, 2026 (as so amended, the “SPA”), being the Senior Secured Convertible Notes due July 12, 2027 originally issued on July 11, 2025, as amended, restated, exchanged or partially redeemed from time to time (collectively, the “Note”), and (b) the Warrants to Purchase Ordinary Shares issued by the Company to each Holder Fund on July 11, 2025 pursuant to Section 2 of the SPA (as adjusted through the Effective Date, the “Existing Warrants”). The parties wish to permit the Company to conduct an at-the-market offering, to provide for a partial repayment of the Note, and to amend the Existing Warrants to permit their exchange for ordinary shares of the Company. They agree as follows:

1. ATM Consent and Limited Waiver

The Holder consents to the Company’s commencement and conduct, beginning during the week of September 28, 2026 and ending on [March 31, 2027] (the “ATM Consent Period”), of an at-the-market offering of its ordinary shares pursuant to its effective Form F-3 registration statement and a sales agreement with its sales agent (the “ATM”). The Company shall instruct its sales agent not to effect any sale under the ATM at a price to the public below $2.00 per ordinary share, subject to customary brokerage commissions and transaction fees. To the extent any provision of the Note or another agreement to which the Holder is a party would prohibit or restrict the ATM solely by reason of the issuance or sale of ATM shares, or would require a notice, participation opportunity, consent or mandatory redemption solely as a result of the ATM, the Holder waives that provision (including, without limitation, the prohibition on Variable Rate Transactions in Section 4.12(b) of the SPA and the participation right in Section 4.19 of the SPA) solely for ATM sales made during the ATM Consent Period and in accordance with this Agreement. Nothing in this Section 1 waives or limits (a) any adjustment to the exercise price, number of warrant shares or Exchange Ratio (as defined below) under the Existing Warrants, (b) any adjustment to the conversion price of the Note, or (c) any right or remedy of the Holder arising from the Company’s failure to comply with this Agreement, that remains uncured for five (5) business days. The consent and waiver in this Section 1 shall be suspended, upon said five (5) business days’ for so long as the Company is in material default of any payment or delivery obligation under Section 2 or Section 3. The Company represents and warrants that it has obtained, or will obtain prior to the first sale under the ATM, all consents and waivers required under any other agreement to which it is a party in connection with the ATM (including under Section 4.12 of the Securities Purchase Agreement for its August 2026 registered direct offering), and that no other person is entitled to any consideration, adjustment or other right as a result of the ATM that has not been disclosed to the Holder in writing. This consent does not waive any restriction imposed by law, Nasdaq, the registration statement or an agreement with a person that is not bound by this Agreement.

Draft for counsel review ● September 25, 2026

2. Application of ATM Proceeds

Within three business days after the Company receives cash proceeds from each settlement of ATM sales, it shall pay the Holder an amount equal to 20% of the net cash proceeds actually received by the Company from that settlement, after sales agent commissions and reasonable and documented offering expenses directly attributable to those sales (the “ATM Payment”). Each ATM Payment shall be made by wire transfer of immediately available funds to the account designated by the Holder, allocated between the Holder Funds pro rata based on the principal amount of the Note then held by each, and shall be accompanied by a written statement setting forth the number of ordinary shares sold, the gross proceeds, the commissions and expenses deducted and the net proceeds for the applicable settlement. The Holder shall apply each ATM Payment to the Note first to accrued and unpaid interest and Late Fees (if any), then to outstanding principal. The Holder shall promptly provide payment instructions and a written accounting of each application. No payment is due under this Section unless the Company actually receives ATM proceeds. Any ATM Payment not made when due shall bear interest at the rate of 8% per annum (or, if less, the maximum rate permitted by applicable law) from the date that is three (3) business days after the due date until paid in full, without prejudice to the Holder’s rights under Section 8 of the Note.

3. Warrant Acknowledgment, Amendment and Exchange

(a) Acknowledgment. The Company acknowledges, confirms and agrees that, as of the Effective Date, after giving effect to the 1-for-30 reverse share split effected on August 3, 2026 and all adjustments required under Section 2 of the Existing Warrants (including the reduction of the Exercise Price to $1.90 pursuant to Section 2(b) and the corresponding proportionate increase in the Warrant Number pursuant to Section 2(f)), the Existing Warrants are outstanding, valid and in full force and effect and are exercisable for an aggregate of 8,310,250 ordinary shares of the Company at an Exercise Price of $1.90 per share, allocated between the Holder Funds as set forth on Schedule A. The Company further acknowledges that the Existing Warrants have not been exercised, transferred, cancelled or modified, that the Company has no claim, defense, offset or counterclaim with respect to the Existing Warrants, and that nothing in this Agreement limits any further adjustment to which the Holder is entitled under the Existing Warrants after the Effective Date.

(b) Amendment. Effective immediately upon execution of this Agreement, and without any further action by any party, each Existing Warrant is hereby amended, pursuant to Section 11 thereof, by adding the following as a new Section 1(h):

“(h) Cashless Exchange. Notwithstanding anything contained herein to the contrary (other than Section 1(f)), the Holder may, at any time and from time to time on or after September 25, 2026, in its sole discretion and in whole or in part, by delivery (whether via electronic mail or otherwise) of a written notice to the Company (an “Exchange Notice”), surrender all or any portion of this Warrant for cancellation in exchange for the issuance by the Company to the Holder (or its designee) of a number of Ordinary Shares (the “Exchange Shares”) equal to the product of (x) the number of Warrant Shares as to which this Warrant is being so exchanged, multiplied by (y) 0.5415 (the “Exchange Ratio”), rounded to the nearest whole share (a “Cashless Exchange”); provided that the aggregate number of Exchange Shares issuable upon the Cashless Exchange of all of the Warrant Shares underlying this Warrant shall be the number set forth opposite the Holder’s name on Schedule A to the ATM Consent, Note Repayment and Warrant Exchange Agreement dated September 25, 2026 (the “Exchange Agreement”), and the final Cashless Exchange hereunder shall be adjusted to the extent necessary to achieve that aggregate. No Exercise Price, cash payment or other consideration shall be payable by the Holder in connection with a Cashless Exchange. The Exchange Ratio shall be proportionately adjusted for any share dividend, share split, subdivision, combination, reverse share split or similar event occurring after September 25, 2026, and the Exchange Shares shall be entitled to the benefit of Sections 3 and 4 hereof as if they were Warrant Shares. Sections 1(a), 1(c), 1(e), 1(f), 1(g), 9, 15, 16 and 17 shall apply to each Cashless Exchange and to the Exchange Shares, mutatis mutandis, as if such Cashless Exchange were an exercise of this Warrant, such Exchange Notice were an Exercise Notice and such Exchange Shares were Warrant Shares (including, without limitation, the Company’s obligation to deliver the Exchange Shares on or before the Share Delivery Date, which for this purpose shall be the first (1st) Trading Day following the Company’s receipt of the Exchange Notice, and the remedies set forth in Section 1(c)). For the avoidance of doubt, the Maximum Percentage in Section 1(f)(i) shall apply to each Cashless Exchange, and any portion of this Warrant that is not exchanged as a result thereof shall remain outstanding and exchangeable hereunder. The Company and the

Draft for counsel review ● September 25, 2026

Holder acknowledge and agree that each Cashless Exchange constitutes an exchange by the Company with its existing security holder exclusively within the meaning of Section 3(a)(9) of the Securities Act, that no commission or other remuneration has been or will be paid or given, directly or indirectly, for soliciting such exchange, and that, for purposes of Rule 144 under the Securities Act, the holding period of the Exchange Shares tacks to the original Issuance Date of this Warrant. The Company agrees not to take any position contrary to this Section 1(h).”

(c) Delivery of Exchange Shares. The Company shall deliver the Exchange Shares issuable pursuant to each Exchange Notice to the applicable Holder Fund (or its designee) by crediting them to the Holder Fund’s balance account with DTC through its Deposit/Withdrawal at Custodian system, without restrictive legend, on or before the first Trading Day (as defined in the Existing Warrants) following the Company’s receipt of the Exchange Notice. The Company shall, at its sole expense, (i) within one Trading Day after the Effective Date, deliver to its transfer agent irrevocable instructions, in form reasonably acceptable to the Holder, to issue the Exchange Shares upon receipt of Exchange Notices in accordance with this Section 3 and (ii) cause its counsel to deliver to the transfer agent, concurrently with the instructions in clause (i) and thereafter as reasonably requested by the Holder, a legal opinion confirming that the Exchange Shares may be issued without restrictive legend pursuant to Rule 144 under the Securities Act. The Company shall not require any opinion, representation or other document from the Holder as a condition to the issuance or transfer of Exchange Shares other than the Exchange Notice. If the Company fails to deliver any Exchange Shares when required by this Section 3, the Holder shall be entitled, in addition to all other remedies, to the remedies set forth in Section 1(c) of the Existing Warrants (including the daily cash payment and Buy-In provisions).

(d) Company representations. The Company represents and warrants to the Holder that: (i) this Agreement and the amendment of the Existing Warrants have been duly authorized by all necessary corporate action, and no approval of the Company’s shareholders, Nasdaq or any other person is required for the amendment of the Existing Warrants or the issuance of the Exchange Shares.Both the Holder and the Company also note that the Company has submitted a “Cayman Home Country Practice” letter to Nasdaq on September 30, 2026, and believes thereafter, the agreement will not trigger Nasdaq Rule 5635(d). But in the unlikely event Nasdaq applies the rule, the parties will discuss and execute in good faith the most efficient way to issue shares beyond the 20% as diligently as it can (ii) the Exchange Shares, when issued in accordance with this Section 3, will be duly authorized, validly issued, fully paid and non-assessable, free of any liens, preemptive rights, transfer restrictions (other than under applicable securities laws) or restrictive legends; (iii) the Company has reserved, and will maintain, a sufficient number of authorized but unissued ordinary shares to issue all of the Exchange Shares; (iv) the Company is not, and has never been, a “shell company” as defined in Rule 144(i) under the Securities Act, and the Company has filed all reports required to be filed by it under the Securities Exchange Act of 1934 during the preceding twelve months; (v) the Company has submitted, or will submit prior to the first Cashless Exchange, any notification to Nasdaq required in connection with the issuance of the Exchange Shares; and (vi) the Exchange Shares are, and will be at the time of issuance, approved for listing on Nasdaq. The Company shall remain current in its reporting obligations under the Securities Exchange Act of 1934 until the Holder has sold or otherwise disposed of all Exchange Shares.

(e) Effect. Except as expressly amended by Section 3(b), the Existing Warrants remain unmodified and in full force and effect and are hereby ratified and confirmed. Nothing in this Agreement amends, waives or otherwise affects Section 1(f) of the Existing Warrants. Each Existing Warrant shall be cancelled only upon, and to the extent of, the Company’s delivery of the Exchange Shares issuable in respect of the Warrant Shares surrendered in the applicable Cashless Exchange. The Company shall, upon request of the Holder, issue to the Holder replacement warrant certificates reflecting the amendment in Section 3(b) and the then-remaining Warrant Number (as defined in the Existing Warrants), and shall execute and deliver such further instruments as the Holder may reasonably request to give effect to this Section 3. This Agreement constitutes the written consent of the Holder to the amendment of the Existing Warrants for purposes of Section 11 of the Existing Warrants.

Draft for counsel review ● September 25, 2026

4. Volume Limitation

From the Effective Date until the earlier of (a) the date on which the Holder has sold all of the Exchange Shares and (b) the end of the ATM Consent Period (the “Leak-Out Period”), the Holder agrees that it shall not sell, in the aggregate across the Holder Funds on any Trading Day, a number of Exchange Shares or ordinary shares issued upon conversion of the Note exceeding 15% of the daily composite trading volume of the Company’s ordinary shares on the Nasdaq Stock Market for that Trading Day, as reported by Bloomberg (the “Volume Limitation”). The Volume Limitation (i) applies to Exchange Shares and ordinary shares issued upon conversion of the Note and not to any other securities of the Company now or hereafter held by the Holder (including ordinary shares issuable upon conversion of the Note), (ii) shall not restrict the delivery of Exchange Notices, the issuance of Exchange Shares, or any pledge, transfer to an affiliate, or privately negotiated transaction that does not involve a sale on the open market, and (iii) shall automatically and permanently terminate, without notice, upon the earliest of: (A) the Company’s failure to make any ATM Payment or to deliver any Exchange Shares when due under this Agreement, which failure remains uncured for ten (5) business days (B) any other material breach by the Company of this Agreement that is not cured within 5 business days; (C) the occurrence of any event of default under the Note that remains uncured beyond any applicable cure period set forth therein, or; (D) the suspension, delisting or halting of trading of the ordinary shares on Nasdaq for more than five Trading Days; (E) . An inadvertent sale by the Holder in excess of the Volume Limitation on any Trading Day shall not constitute a breach of this Agreement if the Holder reduces its sales on the following Trading Day by the amount of such excess. The Company acknowledges that the Holder may have sold, and may sell, ordinary shares prior to the Effective Date and that the Volume Limitation has no application to any such sales.

5. Note Remains Outstanding

The Note, including its payment, conversion, collateral, default and other rights, remains in full force and effect under its existing terms until amended or terminated as set forth herein. Upon the Company’s payment of $2,500,000 (“Agreed Payment Amount”) in full, the Note shall thereafter be convertible solely at a fixed conversion price equal to (I) the average of the daily volume-weighted average price of the Company’s ordinary shares for the three (3) consecutive Trading Days immediately preceding the date on which the Agreed Payment Amount is paid in full and all anti-dilution, price reset, ratchet, and similar adjustment provisions of the Note shall be of no further force or effect; and once the remaining Note principal goes below $500,000 (z) Section 4.12 (Variable Rate Transaction) will be waived and 4.19 (Participation Rights) will remain for 10 months thereafter. Each payment reduces the Note only by the amount applied under Section 2 or its governing documents. Any further amendment, satisfaction or release requires a separate writing signed by the parties. Except for the express, limited consent and waiver in Section 1 and the amendment of the Existing Warrants in Section 3, this Agreement does not amend the Note, the SPA, the Existing Warrants or any related transaction document and is not a waiver of an existing or future default or of any right or remedy of the Holder. Without limiting the foregoing, (a) the ATM Payments are in addition to, and not in substitution for, the Holder’s rights under Section 9 of the Note, which continue to apply to any private placement financing, Change of Control Transaction or other event described therein; (b) any Digital Assets or AI Infrastructure Investments acquired with ATM proceeds shall constitute Collateral as defined under and in accordance with Section 7(b)(ix) of the Note and Sections 4.13 and 4.17 of the SPA, subject to release upon payment of the Agreed Payment Amount as set forth above; (c) nothing in this Agreement releases, subordinates or otherwise affects the Collateral, the Security Agreement, the Account Control Agreement or the rights of the Agent thereunder.

Draft for counsel review ● September 25, 2026

6. Approvals and Compliance

The Company shall obtain all required board and shareholder approvals and comply with applicable securities laws, Nasdaq rules and its constitutional documents in amending the Existing Warrants and issuing the Exchange Shares. If, notwithstanding Section 3(d), any shareholder approval, Nasdaq approval or other consent is determined to be required for the issuance of any Exchange Shares, the Company shall obtain it at its sole expense as promptly as practicable and in any event within 60 days after the Effective Date (using its best efforts, including by calling a shareholder meeting and recommending approval), and the consent and waiver in Section 1 shall be suspended until it is obtained. The Holder acknowledges that the ATM may be delayed, suspended or terminated for legal, market or operational reasons, and the Company makes no commitment as to proceeds or timing; provided that nothing in this sentence limits the Company’s obligations under Section 3, which are not conditioned on the commencement, continuation or results of the ATM.

7. Disclosure

On or before 9:00 a.m., New York time, on the first business day after the Effective Date, the Company shall furnish a Report of Foreign Private Issuer on Form 6-K disclosing all material terms of this Agreement, including the ATM, the ATM Payments and the amendment of the Existing Warrants, and attaching this Agreement as an exhibit (the “Cleansing 6-K”). The Company represents that, upon the furnishing of the Cleansing 6-K, the Holder will not be in possession of any material, non-public information concerning the Company or its subsidiaries received from the Company or its representatives. From and after the Effective Date, the Company shall not, and shall cause its officers, directors, agents and representatives not to, provide the Holder with any material, non-public information concerning the Company without the Holder’s prior written consent. The Company shall not, without the prior written consent of the Holder, publicly disclose the name of the Holder, any Holder Fund or any of their affiliates, or include such names in any filing with the SEC or any regulatory agency or Nasdaq, other than in the Cleansing 6-K in the form reasonably approved by the Holder and as otherwise required by applicable law (in which case the Company shall provide the Holder with prior notice and a reasonable opportunity to comment). Sections 4.6 and 4.8 of the SPA and Section 10 of the Existing Warrants apply to this Agreement and to all information furnished to the Holder in connection with it.

8. Authority and Entire Agreement

Each party represents that it has full power and authority to enter into and perform this Agreement and that this Agreement constitutes its valid and binding obligation, enforceable in accordance with its terms. This Agreement governs only its subject matter and supersedes prior discussions concerning that subject matter. It may be amended only in a signed writing. It may be signed in counterparts and by electronic signature. This Agreement is a Transaction Document for purposes of the SPA and the Note. This Agreement shall be governed by the internal laws of the State of New York, and Sections 5.10 (including the prevailing-party fee provision) and 5.23 of the SPA apply to this Agreement, mutatis mutandis; provided that the amendment of the Existing Warrants set forth in Section 3(b) shall be governed by, and disputes under Section 3 may at the Holder’s election be brought in accordance with, Section 13 of the Existing Warrants. The Company acknowledges that a breach of this Agreement would cause irreparable harm to the Holder for which monetary damages would be an inadequate remedy, and agrees that the Holder shall be entitled to specific performance and injunctive relief, without the necessity of proving actual damages or posting a bond, in addition to all other remedies. The obligations of each Holder Fund under this Agreement are several and not joint, and nothing in this Agreement shall be deemed to constitute the Holder Funds as a partnership, association or “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. This Agreement is for the benefit of the parties and their respective successors and permitted assigns, and the Holder may assign its rights hereunder to any transferee of the Note or Existing Warrants.

[signature page follows]

Draft for counsel review ● September 25, 2026

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

NEXUS ADVANCED TECHNOLOGIES INC.

By:	/s/ Ted Kim	Date:	10/2/2026
Name:	Ted Kim	Title:	Co-CEO

ANSON INVESTMENTS MASTER FUND L.P. (for itself and as Agent)

By:	/s/ Amin Nathoo	Date:	10/2/2026
Name:	Amin Nathoo	Title:	Director, Anson Advisors Inc.

ANSON EAST MASTER FUND L.P.

By:	/s/ Amin Nathoo	Date:	10/2/2026
Name:	Amin Nathoo	Title:	Director, Anson Advisors Inc.

Draft for counsel review ● September 25, 2026

SCHEDULE A

Existing Warrants and Exchange Shares

Holder Fund	Warrant Shares underlying Existing Warrant (as adjusted)	Exercise Price	Exchange Ratio	Aggregate Exchange Shares
Anson Investments Master Fund L.P.	[6,481,995]	$1.90	0.5415	[3,510,000]
Anson East Master Fund L.P.	[1,828,255]	$1.90	0.5415	[990,000]
Total	8,310,250			4,500,000

Original Warrant Numbers as of the July 11, 2025 Issuance Date: 3,363,500 (AIMF) and 948,680 (AEMF), each at an original Exercise Price of $3.6616, prior to the 1-for-30 reverse share split effected August 3, 2026 and the Section 2(b) and 2(f) adjustments resulting from the Company’s August 2026 registered direct offering at $1.90 per share.

Draft for counsel review ● September 25, 2026

Sch. A-1